Schedule A
to the
Accounting Services Agreement
between
World Funds Trust (the “Trust”)
and
Commonwealth Fund Accounting, Inc. (“CFA”)

Dated as of August 15, 2014

REMS Funds

Compensation to be Paid to CFA:

A.	For accounting services, CFA shall be paid monthly at the following annual rates:

Name of Fund	Accounting Services Fee

REMS Real Estate Value	Asset-based fee*:
Opportunity Fund	$0 to $100 million in total assets:	10 basis points
	From $100 million to $250 million in total assets:	7 basis points
REMS Real Estate	Greater than $250 million in total assets:	5 basis points
Income 50/50 Fund
*Subject to an annual minimum of $25,000

For multiple funds, Commonwealth will calculate the basis point fee for the combined assets of all funds for which Commonwealth provides fund accounting services and determine if the basis point fee or annual minimum for the funds is greater. The greater amount will then be allocated based on each fund’s portion of the total assets.

B.	The Trust will pay CFA on a current and ongoing basis for CFA’s reasonable time and costs required for the correction of any errors or omissions, except errors or omissions resulting from service providers affiliated with CFA, in the Accounts and Records delivered, or the information provided, to CFA by the Trust. Any such payment shall be in addition to the fees and charges described above, provided that approval of the amount of such payments shall be obtained in advance by CFA from the Trust if and when such additional charges would exceed five percent of the usual charges payable for a period under this Agreement.

C.	Out-of-pocket expenses will be passed through as incurred, with no mark-up or set-off. Out-of-pocket expenses include, but are not limited to:

- Security Pricing Related Charges	- Bank Fees
- Insurance	- Auditing Fees
- Legal Fees	- Record Storage
- Federal and State Regulatory Fees	- SSAE 16 Reporting
- NASDAQ Filing Fees